--------------------------------------------------------------------------------

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON D.C. 20549

                                ---------------

                                   FORM 11-K

                      FOR ANNUAL REPORTS OF EMPLOYEE STOCK
                      REPURCHASE SAVINGS AND SIMILAR PLANS
                        PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                                ---------------

(Mark One)

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
        1934

                      For the year ended: December 31, 2005
                                          -----------------

                                        OR

[  ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
        OF 1934

               For the transition period from ________ to ________

                         Commission file number 0-19725
                                                -------

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


               Perrigo Company Profit-Sharing and Investment Plan


     B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:


                    Perrigo Company
                    515 Eastern Avenue
                    Allegan, MI 49010

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                            Perrigo Company Profit-Sharing and Investment Plan
                            --------------------------------------------------
                                           (Name of Plan)


Date: June 28, 2006         /s/ Douglas R. Schrank
      -------------         ----------------------------------------------------
                            Douglas R. Schrank
                            Executive Vice President and Chief Financial Officer
                              Principal Accounting and Financial Officer
                            Perrigo Company

--------------------------------------------------------------------------------

                                                      PERRIGO COMPANY
                                                   PROFIT-SHARING AND
                                                      INVESTMENT PLAN


                                             FINANCIAL STATEMENTS AND SCHEDULE
                                For The Years Ended December 31, 2005 and 2004

                                                      PERRIGO COMPANY
                                                   PROFIT-SHARING AND
                                                      INVESTMENT PLAN








                          ===================================================


                                            FINANCIAL STATEMENTS AND SCHEDULE
                               For The Years Ended December 31, 2005 and 2004

                                                             PERRIGO COMPANY
                                          PROFIT-SHARING AND INVESTMENT PLAN

                                                                    CONTENTS

================================================================================

    INDEPENDENT AUDITORS' REPORT                                                 3

    FINANCIAL STATEMENTS
        Statements of Net Assets Available for Benefits -
             December 31, 2005 and 2004                                          4
        Statements of Changes in Net Assets Available for Benefits -
             Years Ended December 31, 2005 and 2004                              5
        Notes to Financial Statements                                         6-10


    SUPPLEMENTAL SCHEDULE
        Schedule H, Line 4i - Schedule of Assets (Held at End of Year) -
             December 31, 2005                                                  11

[BDO LOGO]   BDO SEIDMAN, LLP                  99 Monroe Avenue N.W., Suite 800
             Accountants and Consultants       Grand Rapids, Michigan 49503-2654
                                               Telephone: (616) 774-7000
                                               Fax: (616) 776-3680


REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


Board of Directors
Perrigo Company
Allegan, Michigan

We have audited the accompanying statements of net assets available for benefits of Perrigo Company Profit-Sharing and Investment Plan as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan Administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Perrigo Company Profit-Sharing and Investment Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2005 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan Administrator. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ BDO SEIDMAN, LLP

Grant Rapids, Michigan
June 6, 2006

                                                              PERRIGO COMPANY
                                           PROFIT-SHARING AND INVESTMENT PLAN

                              STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

================================================================================

December 31,                                                              2005              2004
---------------------------------------------------------------------------------------------------
Investments, at fair value (Note 2)
     Putnam Money Market Fund                                    $  11,969,499*    $  10,821,661*
     Mutual funds:
         Van Kampen Growth and Income Fund                          23,920,852*       21,871,835*
         Putnam Vista Fund                                          18,422,563*       17,091,341*
         Dodge & Cox Balanced Fund                                  18,022,892*       16,886,582*
         MSDW Institutional Small Company Growth Class B            15,665,008*       14,129,279*
         Pimco Total Return Institutional                            9,696,924*        9,361,170*
         Neuberger Berman Genesis Trust                              9,693,501*        7,675,363*
         Putnam International Equity Fund                            8,856,111*        7,067,512
         Harbor Capital Appreciation Fund                            7,702,509         6,388,000
         ABN AMRO Growth Fund Class N                                6,793,016         6,558,605
         Calamos Growth Fund                                         3,417,586         2,007,929
         Harbor International Fund                                   3,503,240         1,491,507
     Common/collective trust:
         Putnam S & P 500 Fund                                      10,953,004*       10,338,285*
     Perrigo Company common stock                                   10,607,899*       11,977,865*
     Participant loans                                               4,143,438         3,248,544
---------------------------------------------------------------------------------------------------

Total investments                                                  163,368,042       146,915,478
---------------------------------------------------------------------------------------------------

Receivables
     Employer contributions                                             75,244                 -
---------------------------------------------------------------------------------------------------

NET ASSETS AVAILABLE FOR BENEFITS                                $ 163,443,286     $ 146,915,478
===================================================================================================



                                 See accompanying notes to financial statements.



* Represents 5% or more of net assets available for benefits.

                                                              PERRIGO COMPANY
                                           PROFIT-SHARING AND INVESTMENT PLAN

                   STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS


================================================================================


Year ended December 31,                                                    2005              2004
----------------------------------------------------------------------------------------------------
ADDITIONS
     Contributions:
         Participant                                              $   7,775,215     $   7,686,361
         Employer                                                     7,177,387         8,391,486
     Investment income:
         Interest income from cash equivalents and
              participant loans                                         243,864           196,639
         Net gain from mutual funds                                  11,818,949        13,748,463
         Net gain from common/collective trust                          487,837           994,932
         Net gain (loss) from Perrigo Company common stock:
             Net appreciation (depreciation)                         (1,661,883)        1,061,142
             Dividends                                                  113,639            97,066
----------------------------------------------------------------------------------------------------

Total additions                                                      25,955,008        32,176,089
----------------------------------------------------------------------------------------------------

DEDUCTIONS
     Distribution of benefits to participants                         9,413,597         8,236,968
     Administrative fees                                                 13,603            12,063
----------------------------------------------------------------------------------------------------

Total deductions                                                      9,427,200         8,249,031
----------------------------------------------------------------------------------------------------

Net increase                                                         16,527,808        23,927,058

NET ASSETS AVAILABLE FOR BENEFITS, beginning of year                146,915,478       122,988,420
----------------------------------------------------------------------------------------------------

NET ASSETS AVAILABLE FOR BENEFITS, end of year                    $ 163,443,286     $ 146,915,478
====================================================================================================


                                 See accompanying notes to financial statements.

                                                            PERRIGO COMPANY
                                         PROFIT-SHARING AND INVESTMENT PLAN

                                              NOTES TO FINANCIAL STATEMENTS

================================================================================

1.       PLAN DESCRIPTION

         The following description of the Perrigo Company Profit-Sharing and Investment Plan (formerly the L. Perrigo Investment Plan and Trust)
         (Plan) provides only general information. Participants should refer to the plan agreement or plan summary for a more complete description of the Plan's provisions.

         GENERAL

         The Plan is a defined contribution plan in which substantially all employees of Perrigo Company, Perrigo Company of South Carolina, Perrigo Sales Company, Perrigo Research and Development, Perrigo Pharmaceuticals and Perrigo International, Inc. (Company) are eligible to participate. As of September 1, 2005, the minimum term of service for employees to participate in the Plan is one month of service which means a consecutive 30-day period of employment beginning with the Employee's date of hire. Prior to September 1, 2005 the eligibility requirement was a consecutive four-month period of employment. Plan entry dates are at the beginning of each payroll period after the minimum term requirements are satisfied. For employees hired after December 31, 2002, the Plan has automatic enrollment. Under this enrollment, 2% of participant's compensation will automatically be deferred into the Plan. The 2% automatic deferral amount is invested in the Putnam Money Market Fund. The participant has the option to withdraw from the Plan within 45 days after participant eligibility is met, or choose to increase the deferral percentage. For employees hired after September 1, 2005, the Plan increases the automatic enrollment percentage by 1% in each of the following two years to bring the total deferral amount to at least 4%. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan is administered by an administrative committee (Committee).

         CONTRIBUTIONS

         A participant may contribute to the Plan annually an amount not less than 1% and not more than 50% of his or her compensation, up to the dollar limit set by the federal government (for 2005, limit is $14,000). Participants who are at least 50 years of age by the end of a Plan year, may elect to make an additional "catch up" contribution salary deferral for that Plan year (for 2005, "catch up" limit is $4,000). The Company has agreed to match employee contributions per plan year at the rate of 100% of the first 2% of employee contributions and 50% of the next 2% of employee contributions. The minimum term of service for employees to be eligible for employer matching

                                                            PERRIGO COMPANY
                                         PROFIT-SHARING AND INVESTMENT PLAN

                                              NOTES TO FINANCIAL STATEMENTS

================================================================================


         contributions in the Plan is one year. Amounts credited to a participant's investment account relating to participant contributions and employer matching contributions are 100% vested at all times. The Company has the right under the Plan to discontinue such contributions at any time.

         The Company has agreed to voluntarily contribute such amounts as determined by the board of directors of the Company. The Employer's voluntary contribution is allocated based on the ratio of the participant's eligible compensation to aggregate participants' eligible compensation for the year. Vesting of the Employer's voluntary contribution begins at 33% when two years of service are met and then increases at a rate of 33% for each additional year of service until 100% is reached after four years.

         Discretionary contributions in the amounts of $4,063,551 and $5,404,979 were made by the Company in 2005 and 2004, respectively.

         PARTICIPANT ACCOUNTS

         Participants direct the investment of their contributions, the employer matching contribution and the Employer's voluntary contribution into various investment options offered by the Plan. Currently, the Plan offers mutual funds, a common/collective trust and the Company's common stock as investment options for plan participants.

         PARTICIPANT LOANS

         Participants may, with the consent of the Committee, borrow an amount not to exceed the lesser of 50% of their account balance or $50,000. The amount must be at least $1,000. The loans are secured by an equivalent amount in the remaining portion of the participant's salary deferral contribution and rollover accounts. All loans must be repaid within five years, except for loans used to acquire or rehabilitate a principal residence, which must be repaid within ten years. Interest rates ranged from 6.0% to 11.5% on outstanding loans at December 31, 2005. The loans are repaid ratably through payroll deductions. The interest earned on participant loans is allocated to the respective funds, in accordance with participant elections.

         WITHDRAWALS

         A participant may elect to withdraw up to an amount equal to the balance in the participant's elective contribution account on the allocation date coinciding with or

                                                            PERRIGO COMPANY
                                         PROFIT-SHARING AND INVESTMENT PLAN

                                              NOTES TO FINANCIAL STATEMENTS

================================================================================


         immediately preceding the date of withdrawal, provided the Committee determines that: (1) the purpose of the withdrawal is to meet an immediate and heavy financial need of the participant, (2) the amount of the withdrawal does not exceed such financial need, (3) the amount of the withdrawal is not reasonably available from other resources of the participant, and (4) all available plan loans have been taken. This hardship withdrawal is subject to 10% federal income tax penalty and the participant cannot make elective deferrals for 6 months following the hardship withdrawal.

         A participant may also elect to make a similar withdrawal, provided that participant has reached fifty-nine and one half years of age, even if the participant is still employed.

         PAYMENT OF BENEFITS

         Upon termination of service, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested account or annual installments. Participants may also elect to transfer their account balance into another qualified retirement plan.

         FORFEITURES

         Forfeited unvested accounts in the amount of $30,978 and $67,768 in 2005 and 2004, respectively, were reallocated to remaining plan participants. Forfeitures are applied to participant accounts as an additional employer discretionary contribution. No additional forfeited amounts remained in the Plan at December 31, 2005.

2.       SIGNIFICANT ACCOUNTING POLICIES

         BASIS OF ACCOUNTING

         The accompanying financial statements have been prepared under the accrual method of accounting.

         USE OF ESTIMATES

         The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets and changes therein. Actual results could differ from those estimates. The Plan utilized various investment instruments, which are exposed to various risks, such as interest rate, credit, and overall

                                                            PERRIGO COMPANY
                                         PROFIT-SHARING AND INVESTMENT PLAN

                                              NOTES TO FINANCIAL STATEMENTS

================================================================================


         market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant's account balances and the amounts reported in the financial statements.

         INVESTMENT VALUATION AND INCOME RECOGNITION

         Investments in mutual funds and Perrigo Company common stock are stated at fair value based on quoted market prices. Common/collective trust is stated at its fair value as determined by the trustee/custodian based upon quoted market prices of the underlying securities. Participant loans are stated at cost, which approximates fair value. Investment purchases and sales are recorded on a trade-date basis. Interest is recorded on an accrual basis.

         PAYMENT OF BENEFITS

         Benefits are recorded when paid.

3.       ASSETS IN TRUST FUND

         Under the terms of the trust agreement with Putnam Fiduciary Trust Company (Putnam), the custodian manages the trust fund on behalf of the Plan. Putnam has discretionary investment authority over the investments held in each investment option made available to participants, except for the investments in Perrigo Company common stock.

4.       RELATED PARTY TRANSACTIONS

         Certain Plan investments throughout the year represented shares of various types of investments that were managed by Mercer. These transactions qualify as party-in-interest. Administrative fees paid by the Plan to Mercer amounted to $13,603 and $12,063 in 2005 and 2004, respectively.

5.       PLAN TERMINATION

         Although it has not expressed any intent to do so, the Employer has the right to discontinue contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of termination, all participants will become fully vested in their accounts.

                                                            PERRIGO COMPANY
                                         PROFIT-SHARING AND INVESTMENT PLAN

                                              NOTES TO FINANCIAL STATEMENTS

================================================================================

6.       INCOME TAX STATUS

         The Plan obtained its latest determination letter on October 3, 2002, in which the Internal Revenue Service stated that the Plan was in compliance with the applicable requirements of the Internal Revenue Code (Code). The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

                                                             PERRIGO COMPANY
                                          PROFIT-SHARING AND INVESTMENT PLAN

              SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

================================================================================


                                                                EIN:  38-2799573
                                                               Plan Number:  003


December 31, 2005
-------------------------------------------------------------------------------------------------------------------
                                                                  (c)
                                                      Description of Investment,
                                                      including Shares, Maturity
                           (b)                          Date, Rate of Interest,                          (e)
          Identity of Issuer, Borrower, Lessor        Collateral, Par or Maturity        (d)           Current
(a)                 or Similar Party                             Value                  Cost            Value
-------------------------------------------------------------------------------------------------------------------
     Putnam Money Market Fund                             11,969,499  shares             **       $   11,969,499
     Mutual funds:
          Van Kampen Growth and Income Fund                1,164,511  shares             **           23,920,852
          Putnam Vista Fund                                1,728,195  shares             **           18,422,563
          Dodge & Cox Balanced Fund                          221,575  shares             **           18,022,892
          MSDW Institutional Small Company
          Growth Class B                                   1,272,543  shares             **           15,665,008
          Pimco Total Return Institutional                   923,517  shares             **            9,696,924
          Neuberger Berman Genesis Trust                     199,660  shares             **            9,693,501
          Putnam International Equity Fund                   338,925  shares             **            8,856,111
          Harbor Capital Appreciation Fund                   235,839  shares             **            7,702,509
          ABN AMRO Growth Fund Class N                       304,756  shares             **            6,793,016
          Calamos Growth Fund                                 62,070  shares             **            3,417,586
          Harbor International Fund                           71,031  shares             **            3,503,240
     Common/collective trust:
          Putnam S & P 500 Fund                              340,473  shares             **           10,953,004
 *   Perrigo Company common stock                            711,462  shares                          10,607,899
 *   Participant loans                                      (6.0% to 11.5%)              **            4,143,438
===================================================================================================================

 *    A party-in-interest as defined by ERISA.
 **   The cost of participant-directed investments is not required to be disclosed.

                                  EXHIBIT INDEX


EXHIBIT NO.       DESCRIPTION
-----------       -----------
23                Consent of Independent Registered Public Accounting Firm